Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Fortress Value Acquisition Corp.

Subject Company: Fortress Value Acquisition Corp.

SEC File No.: 001-39277

INVESTOR Q&A

Deal related

•	When do you expect the proposed business combination to close?

•	We expect the business combination to close in the fourth quarter of 2020, subject to regulatory and stockholder approvals, the receipt of a title opinion, and other customary closing conditions.

•	What regulatory review/approvals are the deal subject to?

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The closing of the business combination is subject to (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and (ii) the provision of notice to the California Department of Public Health, Division of Radiation Safety and Environmental Management and the U.S. Nuclear Regulatory Commission concerning nuclear licenses, and any related approvals (if required) having been received.

Investor related

•	What is the expected pro forma ownership of Shenghe Resources?

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Upon completion of the proposed business combination, Shenghe-affiliated entities are expected to own shares representing approximately 8% of the outstanding common stock of the combined company (assuming no redemptions by the existing FVAC public stockholders).

•	Shenghe’s rights will be the same as those afforded to all common stockholders of the combined company.

•	What will Fortress’s involvement be in the combined company?

•	Fortress Value Acquisition Corp. (“FVAC”) is sponsored by an affiliate of Fortress Investment Group LLC, a leading global investment firm headquartered in New York.

•	Drew McKnight, CEO of FVAC, will serve on the Board of Directors of the combined company.

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Immediately after the consummation of the business combination, existing FVAC stockholders will own 23.4% of the post-transaction company, while certain PIPE investors, anchored by Slate Path Capital, Chamath Palihapitiya and Omega Family, will own 13.6%, and the FVAC sponsor will own 0.6%, in each case assuming no redemptions by the existing FVAC public stockholders and excluding the impact of unvested shares held by the sponsor and public warrants.

Business related

•	Has MP Materials received any funding from the U.S. government, including the Department of Defense (DoD), or signed any contracts with the U.S. government?

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While the company will generally avoid commenting on specific details regarding government contracts and contract counterparties and contracting practices, MP Materials enjoys a strong relationship, and maintains regular contact, with the Department of Defense, other federal agencies, and state and local agencies.

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As stated in MP Materials’ press release dated April 22, 2020, MP Materials was selected by the Department of Defense for a preliminary contract to support the initial phase of a DoD effort to restore domestic Heavy Rare Earths production and separation capabilities to the United States. The construction of a Heavy Rare Earths separation facility at Mountain Pass would be independent of, but complementary to, MP Materials’ ongoing “Stage 2” project. The Heavy Rare Earths award contract was formally issued to MP Materials on July 10, 2020, and is now underway, though there is no guarantee that MP Materials will proceed with any contract for subsequent phases of the DoD’s Heavy Rare Earths efforts, or receive any additional U.S. government funding.

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MP Materials believes that it is uniquely positioned to answer several of the U.S. government’s calls to action regarding the critical materials supply chain and looks forward to continued collaboration with the U.S. government as we further the company’s mission.

•	Where are MP Materials’ products sold?

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In current Stage 1 operations, MP Materials primarily sells its rare earth concentrate products to Shenghe for further distribution to various downstream refiners in China. Aside from MP Materials’ refining capability (which is currently undergoing retrofit as part of the Stage 2 project) and one other facility in Malaysia, there are very few downstream rare earth refining plants of scale outside China. That reality is a core driver behind MP Materials’ mission to restore this critical production capability to the United States.

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Once the Stage 2 project has been completed and MP Materials is producing separated rare earth oxides, the company intends to sell its products globally. In particular, MP Materials believes there is demand from market-leading magnetics businesses in Japan, as well as demand for other separated rare earths in Southeast Asia, Europe, and some in North America. Further, MP Materials believes that U.S. automotive OEMs and other industrial businesses are increasingly looking to procure critical materials directly in order to supply their current and future downstream facilities in the U.S. and globally.

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MP Materials seeks to facilitate the restoration of the full magnetics supply chain to the U.S. by participating in the downstream integration of its rare earth materials into high-strength rare earth permanent magnets. While MP Materials remains primarily focused on the execution of its Stage 2 project over the next few years, the business development team is also working diligently on a “buy, build, or JV” strategy to drive downstream expansion, leveraging its unique position as the only North American producer of these critical materials.

•	How is MP Materials’ approach to rare earth separation different from its predecessor, Molycorp?

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While Molycorp built a number of world-class assets, MP Materials believes they struggled due to execution issues in concentrate production and challenges in implementing a revised process flow that MP Materials believes sacrificed the natural advantages of Mountain Pass bastnaesite ore and its inherent suitability to low-cost processing.

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MP Materials has already established its ability to consistently achieve greater than 2.6x the production volume of rare earth concentrate versus its predecessor, whose insufficient concentrate production drove downtime throughout the facility.[1] MP Materials has achieved these results through an optimized reagent scheme, reengineering of the production circuit, and a commitment to operational excellence, driving greater than 95% uptime—a significant improvement to that of its predecessor.[1]

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In the refining process further downstream, Molycorp removed the critical oxidizing roasting circuit, which had previously been used at Mountain Pass since 1966, and is a well-accepted process throughout the world. MP Materials believes this was done to maximize the production of cerium, one of the lower-value rare earth minerals in the Mountain Pass ore.

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MP Materials’ business plan, in contrast, focuses primarily on producing the higher-value rare earths, Neodymium and Praseodymium (“NdPr”), and optimizing costs through the reintroduction of this oxidizing roasting circuit.

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The reintroduction of the oxidizing roasting circuit also allows subsequent stages of the production process to occur at lower temperatures, and with lower volumes of materials and reagents, supporting lower operating and maintenance costs and higher uptime.

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MP Materials believes that Molycorp also implemented a novel, complicated, reagent-intensive, and ultimately unreliable multi-stage leaching and cracking process, which resulted in low recovery of NdPr and high operating costs. MP Materials plans to eliminate the cracking process and focus on a single-stage leach, providing flexibility to reduce the production of cerium, maximize NdPr production and reduce its costs dramatically.

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MP Materials believes these changes—which are among the major items of MP Materials’ Stage 2 project—are well-documented in academic literature, have been extensively piloted in both small and large scale by MP Materials’ team and outside laboratories, were used for decades at Mountain Pass prior to Molycorp’s ownership and operational changes, and are standard processes for other bastnaesite ore mines throughout the world.[2]

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Combined with other site-specific technical and operational advantages, MP Materials believes the execution of its Stage 2 plans will ensure it remains a global low-cost producer of NdPr oxide, just as it is of concentrate at present.

•	Why does MP Materials call itself a “green mine”?

•	Sustainability is core to MP Materials’ mission—it produces materials that power the green economy, and does so in an environmentally-friendly way.

[1]

Source: MP Materials management and Molycorp records. Production (measured as median bastnaesite concentrate production) over most recent six-month period for MP Materials ended June 2020 versus Molycorp’s highest-producing six month period (1H 2015). Uptime (defined as uptime hours versus total hours) measured over same respective periods.

[2]	Source: MP Materials management.

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MP Materials’ unique advantages in the rare earth space—known for historically poor environmental stewardship—begin with its ore. The bastnaesite ore that is mined at Mountain Pass contains significantly lower levels of thorium and uranium than typical rare-earth bearing ore. And with a fully-integrated mining and beneficiation operation, MP Materials can safely dispose of the mine tailings (i.e., the waste) onsite – at their source.

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Also unique to its operation is a dry-stacked paste tailings process, where waste from beneficiation is de-watered and that water is recycled back into the process, allowing the remaining solids to be deposited into a lined impoundment. This dramatically reduces its environmental footprint and eliminates the need for high-risk “tailings ponds” often associated with mining operations.

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MP Materials also plans to recommission its onsite Combined Heat and Power plant and restore the onsite Chlor-Alkali facility. These two facilities will enable a closed-loop refining process—with wastewater recycled into chemical reagents—all powered by clean natural gas.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MP Mine Operations LLC’s (“MPMO”) and Secure Natural Resources LLC’s (“SNR” and, together with MPMO, each a “Company” and collectively, the “Companies”) and FVAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Companies and FVAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transaction; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the approval of the stockholders of the Companies or stockholders of FVAC is not obtained; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; failure to realize the anticipated benefits of the transaction; risks relating to the uncertainty of the projected financial information with respect to the Companies; risks related to the rollout of the Companies’ business strategy and the timing of expected business milestones; risks related to the Companies’ arrangements with Shenghe; the effects of competition on the

Companies’ future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by FVAC’s public stockholders; the ability of FVAC or the combined company to issue equity or equity-linked securities in connection with the transaction or in the future; the impact of the global COVID-19 pandemic on any of the foregoing risks; and those factors discussed in FVAC’s final prospectus filed on May 1, 2020 under the heading “Risk Factors,” and other documents of FVAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FVAC nor the Companies presently know or that FVAC and the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FVAC’s and the Companies’ expectations, plans or forecasts of future events and views as of the date of this communication. FVAC and the Companies anticipate that subsequent events and developments will cause FVAC’s and the Companies’ assessments to change. However, while FVAC and the Companies may elect to update these forward-looking statements at some point in the future, FVAC and the Companies specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing FVAC’s and the Companies’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication relates to a proposed business combination between FVAC and the Companies.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to stockholders of FVAC for their consideration and approval at a special meeting of stockholders. FVAC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to holders of FVAC’s common stock in connection with FVAC’s solicitation for proxies for the vote by FVAC’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Companies’ stockholders in connection with the completion of the business combination. After the Registration Statement has been filed and declared effective, FVAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. FVAC’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with FVAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about FVAC, the Companies and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement / prospectus, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by FVAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: R. Edward Albert III, President (ealbert@fortress.com), CC: Alexander Gillette (agillette@fortress.com).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FVAC, the Companies and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from FVAC’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FVAC’s stockholders in connection with the proposed business combination will be set forth in FVAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about FVAC’s directors and executive officers in FVAC’s final prospectus dated April 29, 2020 and filed with the SEC on May 1, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in FVAC’s preliminary and definitive proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.